LYNDEN ENERGY CORP.

888 Dunsmuir Street, Suite 1200

Vancouver, British Columbia V6C 3K4

(604) 629-2991

March 13, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lynden Energy Corp.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed February 10, 2015
File No. 0-55301

Ladies and Gentlemen:

Set forth below are the responses of Lynden Energy Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 3, 2015, with respect to Amendment No. 2 to Registration Statement on Form 10-12G, File No. 0-55301, filed with the Commission on February 10, 2015 (“Amendment No. 2”).

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Business, page 5

Production, Price and Cost Data, page 14

1.

We note your response to comment 5 in our letter dated January 20, 2015 and the revised disclosure relating to the average sales prices by individual product type of natural gas and natural gas liquids (“NGLs”). However, we re-issue our prior comment in part to revise your disclosure relating to the total volumes produced to include the average sales prices by final product sold consistent with the disclosure provided on page 59 of Amendment No. 2. We also note that average sales price of natural gas provided for the Permian and Paradox Basins for the period ending June 30, 2014 remains unchanged from the prior disclosure that was determined using the combined sales price of natural gas and NGLs. Please advise or revise the disclosure of the average sales price of your natural gas to provide this figure excluding the average sales price of your NGLs for the period ending June 30, 2014.

RESPONSE: With regard to the chart describing production, price and cost data found on page 14 of Amendment No. 2, we respectfully note that Item 1204(b)(1) of Regulation S-K requires disclosure of average sales price per unit of oil, gas, and other products produced by geographical area, but does not clearly require disclosure of an average sales price relating to total volumes produced. In any case, we note, as you have indicated, that this disclosure is available to investors on page 59 of Amendment No. 2.

With regard to the average sales price of natural gas provided for the Permian and Paradox Basins for the period ending June 30, 2014, we note that the number provided for the Permian Basin, $4.78 per Mcf, should have been presented as $4.26 per Mcf. We note that an investor would find correct disclosure of $4.26 per Mcf in the charts provided on pages 15 and 59 of Amendment No. 2.

Because we believe that there is no longer a substantial likelihood that a reasonable investor would attach importance to any disclosure relating to average sales prices for the fiscal year ended June 30, 2014 (approximately eight months ago) in determining whether to buy or sell the securities registered by Amendment No. 2, we believe that it is appropriate to undertake to provide both (1) the average sales price per unit of oil, natural gas, and natural gas liquids relating to total volumes produced and (2) the corrected average sales price of natural gas attributed to the Permian Basin, each as of the fiscal year ended June 30, 2014, in the Registrant’s next Form 10-K.

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Exploration and Production Activities, page 128

Oil and Gas Reserves, page 130

2.	In your response to comment 7 in our letter dated January 20, 2015, you explain that the production figures provided on page 131 of Amendment No. 2 lack correlation to the figures presented on page 59 due to the exclusion of certain production from suspended exploratory test wells for which you do not attribute reserves. Please expand the disclosure on page 131 to clarify the reason for the apparent lack of correlation to production figures provided elsewhere in your filing on Form 10.

RESPONSE: We believe it is inappropriate to amend the supplemental notes to the audited financial statements, which are intended to stand alone without reference to any other document, to refer to discrepancies arising from disclosure provided in the body of the Form 10. If the discrepancy were material, we believe the appropriate place to expand our disclosure to explain any difference in production figures would be on page 59 of Amendment No. 2. In this case, we note that there is an immaterial (less than 1.5%) difference in boe production for the period ending June 30, 2014 provided on pages 59 and 131 of Amendment No. 2, and, as a result, further explanation should not be required.

As described above, we believe that there is no longer a substantial likelihood that a reasonable investor would attach importance to any disclosure relating to the production information for the fiscal year ended June 30, 2014 (approximately eight months ago) in determining whether to buy or sell the securities registered by Amendment No. 2. In future filings, should there be any difference in production figures between the body of any Form 10-K and the associated financial statements due to production from properties that do not have attributable reserves, we undertake to add disclosure in the body of the Form 10-K clarifying the reason for the apparent lack of correlation.

Closing Comments

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours, Lynden Energy Corp.

By:	/s/ Colin Watt
Name:	Colin Watt
Title:	President and Chief Executive Officer

Enclosures

cc:	Robert L. Kimball, Vinson & Elkins L.L.P.